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For Immediate Release

Bell-Astral transaction boosts Canadian broadcasting coast to coast to coast

•	$200 million benefits package includes new commitments to Canadian TV, radio production

•	Northern Canadians to benefit from multi-screen broadcasting

MONTRéAL, July 10, 2012 – Bell today announced it is proposing to contribute tangible benefits valued at $200 million in support of Canada’s broadcasting industry as part of the company’s acquisition of Astral Media.

“Bell’s commitment to provide $200 million in additional funding for Canadian broadcasting initiatives builds on the outstanding contributions Astral has made to the industry, especially in the French-language market,” said George Cope, President and CEO of BCE and Bell. “By increasing funds available for Canadian programming and talent, and ensuring those in the North can access programming on the broadband screens of their choice, Canadians in all parts of the country will gain from this initiative.”

The proposed benefits package includes:

•	$96 million for the development and production of additional Canadian programming of national interest and other on-screen initiatives in both official languages (with the majority of funds committed to French-language initiatives)

•	$61 million in radio benefits to be allocated as prescribed by the CRTC and to help support, promote and develop Canadian musical talent, and assist community radio and other initiatives

•	$40 million to support Canadian programming by making it more widely available in Canada’s North through the extension of next-generation broadband wireline and wireless service to all communities served by Bell subsidiary Northwestel in the Yukon, the Northwest Territories, Nunavut and Northern British Columbia

•	$3.5 million in media support for Bell Let’s Talk Day, an annual multi-platform media initiative conducted across the country that raises both money and awareness to help combat mental health issues

The payment of tangible benefits is a condition of approval by the Canadian Radio-television and Telecommunications Commission (CRTC). According to CRTC policy, any transaction involving a change of control of a broadcast entity must include a package of tangible benefits to be paid into the Canadian broadcasting industry.

CRTC approval of the Astral acquisition will also require Bell to meet the Commission’s Radio Common Ownership Policy and sell 10 radio stations (nine FM and one AM) in five markets – Toronto, Vancouver, Calgary, Ottawa-Gatineau and Winnipeg.

Bell’s acquisition of Astral intensifies competition by leveling the playing field with Bell’s dominant competitor in the important Québec media marketplace, while improving the ability of all Canadian programming providers to compete with integrated global players over multiple platforms by supporting further investment and innovation in broadband networks and content.

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About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs: Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca. For BCE corporate information, please visit BCE.ca.

Media inquiries

Matthew Garrow
Bell Media
(416) 384.5258
matthew.garrow@bellmedia.ca

Investor inquiries

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca